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                                                            Exhibit 20.1
                                                            PRESS RELEASE


              TAVA Joint Venture and LADWP Tackle Year 2000 Issues

     Englewood, CO - July 27, 1998 - TAVA Technologies, Inc. (NASDAQ - TAVA) announced today that its joint venture TAVA/R. W. Beck LLC has been selected to address Year 2000 embedded system issues for the Los Angeles Department of Water and Power, the largest municipality in the United States. Subject to City Council review, the LADWP resolved to authorize an agreement with TAVA/R. W. BeckLLC in an amount not to exceed $9 million for a period of 24 months. The resolution is a matter of public record.

     John Jenkins, TAVA CEO, said: "We are certainly pleased with this major development at TAVA/R. W. Beck LLC. This demonstrates the kind of leverage our tool and database approach gives us to address successfully a broad range of markets. The Los Angeles decision also is a major breakthrough step in the municipal and utility markets."

     TAVA is addressing the Y2K process control layer and embedded system market in utilities through its joint venture TAVA/R.W. Beck that was announced earlier this year.

     TAVA (www.tavatech.com) provides factory automation and control systems integration helping clients in manufacturing and process industries integrate their processes, applications, hardware and software into seamless manufacturing enterprises. Located in 14 regional offices throughout the U.S., TAVA has a staff of more than 480.

     Information regarding TAVA/R.W. BeckLLC can be obtained at 206.695.4780 or at www.tavabeck.com. Statements made in this Press Release that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of federal securities laws. Forward-looking statements represent management's best judgment as to what may occur in the future, but are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those presently anticipated or projected. Such factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, and failure to capitalize upon access to new clientele. Additional risks and uncertainties which may affect forward-looking statements about the Company's Y2K One business and prospects, including those of TAVA/R.W. BeckLLC,, include the possibility that a competitor will develop a more comprehensive or less expensive Y2K solution, and delays in market awareness of TAVA and its product and service solutions. These factors and others are discussed in the "Management's Discussion and Analysis" section of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 and in subsequent reports filed with the Securities and Exchange Commission, to which reference should be made.

CONTACTS:
TAVA Technologies,  Inc.                     Pacific Consulting Group, Inc.
John Jenkins, CEO                            Scott Liolios
Doug Kelsall, CFO                            Telephone (949) 574-3860
Telephone (303) 771-9794